UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 7, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON SEPTEMBER 29, 2016

Date, Time and Place: Held on September 29, 2016, at 8:30AM, at Rua Fidêncio Ramos, no. 302, 3rd floor, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

Call notice: Call notice was waived, due to the attendance of all members of the Board of Directors, pursuant to item 6.1 of its Internal Rules.

Attendance: The majority of the sitting members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto e Raul Calfat.

Presiding:            Mr. José Luciano Duarte Penido – Chairman of the Board of Directors.

Mrs. Claudia Elisete Rockenbach Leal – Secretary

Agenda: In accordance with the Article 17 of the Company’s Bylaws, (i) approve the strategic planning of the Company for the fiscal years related to the period of 2017 to 2021; (ii) assign the resignation of Mr. Victor Guilherme Tito from the duty of the Board of Directors’ alternate member and from the position of member of the Financial Committee; and (ii) amend the Financial Committee’s composition, as well as ratify its composition.

Resolutions: After discussion and analysis of the matter included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i)      Approve, after discussions, the Strategic Planning of the Company for the fiscal years related to the period of 2017 to 2021.

(ii)     Assign the resignation, submitted on September 29, 2016, by Mr. Victor Guilherme Tito, Brazilian citizen, married, economist, bearer of the ID Card RG no. 26.288.156-8, issued by Detran RJ/DIC, enrolled with the CPF/MF under no. 044.878.356-82, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with commercial address at Av. República do Chile, no. 100, Zip Code from the duty of (i) alternate member of the Board of Directors’ of the Company, to which he was elected under the terms set forth in the Board of Directors’ Meeting, held on August 18, 2016; and (ii) member of the Company’s Financial Committee, with effects as of this date.

(iii)    Considering the resignation assigned above, amend the composition of the Financial Committee of the Company, to appoint Mr. Ernesto Lozardo, Brazilian citizen, married, businessman, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Edson, no. 159, apartment 181, Campo Belo, CEP 04618-030, bearer of the ID Card RG no. 3.498.854, issued by SSP/SP, enrolled with the CPF/MF under no. 232.398.838-72, to occupy the position of member of the referred Committee. Therefore, the Board of Directors ratifies the composition of the Financial Committee, whose the term of office will always match with the term of members of Board of Directors, as follows:

FINANCIAL COMMITTTE

Coordinator:	Sergio Augusto Malacrida Jr.
Members:	Ernesto Lozardo
Marcos Barbosa Pinto
Secretary:	Marcelo Campos Habibe
Guest:	Guilherme Perboyre Cavalcanti

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Raul Calfat, and, also, Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, September 29, 2016

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7th, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO